UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 8-K
Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **April 24, 2006**

CATERPILLAR INC.
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation)

1-768	**37-0602744**
(Commission File Number)	(IRS Employer Identification No.)

100 NE Adams Street, Peoria, Illinois	**61629**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(309) 675-1000**

Former name or former address, if changed since last report: **N/A**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 230.425)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

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Item 7.01. Regulation FD Disclosure.

The following is Caterpillar Inc.'s prepared statements from the results webcast held on April 24, 2006. The furnishing of these materials is not intended to constitute a representation that such furnishing is required by Regulation FD or that the materials include material investor information that is not otherwise publicly available. In addition, the Registrant does not assume any obligation to update such information in the future.

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1Q06 Caterpillar Results Conference Call Prepared Remarks

First quarter 2006 Conference Call Prepared Remark

Q1-2006 Conference Call Prepared Remarks

Good morning and welcome to Caterpillar's first quarter conference call. I'm Mike DeWalt, the Director of Investor Relations.

With me on the call today are Caterpillar Group President Doug Oberhelman, and CFO- Dave Burritt.

This call is copyrighted by Caterpillar Inc. Any use, recording or transmission of any portion of this call without the express written consent of Caterpillar Inc. is strictly prohibited. If you'd like a printed copy of my prepared remarks, you can go to the SEC filings in the Investor section of our website where they are filed as an 8-K, they're also available on the SEC's website.

In addition, certain information we'll be discussing today is forward looking and involves material uncertainties that could impact expected results. A discussion of those uncertainties is included in the Safe Harbor statement included in a Form 8-K filed with the SEC today.

This morning we reported a great first quarter and announced an improvement in the profit outlook for the full-year.

The first quarter was an excellent start to the year, and compared with the first quarter a year ago :

- Sales and Revenues were up 13% at $9.4 billion, and profit per share was $1.20 up 48% from a year ago.

- Of the increase in sales and revenues, price realization was $587 million, physical sales volume increased $511 million, and financial products revenues were $99 million higher. The effect of currency was negative $144 million, primarily due to a weaker Euro vs. a year ago.

- As you look at the $511 million volume increase, $324 million was Machinery and $187 million was Engines.

- While profit per share was up 48%, consolidated operating profit was up 61% vs. a year ago. I think it's worth a reminder at this point that this quarter's results include a $34 million of expense for stock based compensation. That's new for 2006, and a breakdown of our expectations for the year is included in the Q&A section of our release.

- In addition to higher profit, the rate of profitability improved.

- Our consolidated return on sales was 8.9%, up from 7.0% a year ago.

- I know many of you follow our Machinery and Engines operating profit as a percent of sales, and it climbed to 12.9% in the first quarter. That's up from 8.7% a year ago and is 1.8 percentage points higher than fourth quarter of 2005. In fact, you would have to go back to the 2nd quarter of 1997 to find a better rate.

- And the Machinery and Engines profit pull through was 47% that's the change in operating profit from the first quarter a year ago, divided by the change in sales.

It was a great quarter, but that doesn't mean we don't have work to do:

- Delivery times for many of the machines and engines we sell are longer than we, and our customers, would like, and we're working to increase production.

- Core operating costs increased $303 million in the first quarter, and I'm sure you have questions about the cost increase, so I'll address it now.

- Over the past couple of years we've talked a lot about factory efficiency and the job we've had to ramp up production in our own factories. In fact, if you go back just three years to the first quarter of 2003, you'd see that Sales and Revenues in the current quarter are up 95%. It's been a big challenge ramping up production and we're proud of the way our employees and suppliers have responded, and 6 Sigma has been a key driver in making it happen.

- Of the increase in core operating costs in the quarter, about $170 million was manufacturing cost. The increase was due to higher period and variable labor and overhead costs. Material costs were not a significant factor, and were about flat quarter over quarter.

- The increase in period manufacturing costs was to support the higher sales, spending in our factories to help increase our production capacity, support for new product programs, labor inflation, higher depreciation, and higher energy costs.

- The increase in variable costs was a result of inefficiencies related to operating at or near capacity in a number of facilities, and cost inflation.

- SG&A costs were up $71 million and increased at a lower rate than sales.

- R&D expenses were up substantially compared with the first quarter a year ago. We have significant product programs in the pipeline and, as we expected and mentioned in the last conference call, R&D expenses are expected to be up for the year.

Let's turn to cash flow for a minute.

- Machinery and Engines Operating Cash flow was $527 million in the quarter, which was $348 million better than the first quarter a year ago.
- On the plus side, the increase in profit was a big positive for cash flow and the primary reason for the improvement compared with the first quarter of 2005.

- Cash flow in both quarters was affected by higher inventory, which was up over $600 million in the first quarter of 2006. It's not unusual to build some inventory in the first quarter in preparation for the second quarter, which historically is a seasonally strong quarter for end-user deliveries.   In addition, some of inventory build in this quarter was a result of a high level of new product introductions we had the material in our factories, but were slow in ramping up delivery on some of the new products.

- Bottom line, operating cash flow was better than a year ago and we expect it will continue to improve as 2006 unfolds.

O.K. let's touch on the outlook before we move on to Q & A.

We're raising the profit outlook for 2006.   We expect profit for the year to be in the range of $4.85 to $5.20 per share. That's an increase of 20 cents per share at both ends of the range.

We have a positive view of the overall world economy, and for the industries we serve, and continue to expect sales and revenues of about $40 billion for the full year, up about 10% from 2005.

Inflation remains low in most countries and should help keep interest rates worldwide at relatively low levels, and should support continued growth in the world economy with overall world growth in 2006 similar to 2005.

We expect continued strength from most of the industries we serve notably, mining, road building and paving, infrastructure development, non-residential construction, and engines for petroleum, electric power, marine, and on-highway applications.

Overall, the fundamentals for the industries we serve look good. That said, we know there are a number of risks that face Caterpillar, and the economy as a whole.

Internally in 2006, we're focused on execution:

- Improving operating consistency and excellence throughout our factories to drive better quality, better asset utilization, shorter lead times for our dealers and customers, and lower costs.

- We need to continue to increase production at a number of our factories particularly those producing large machines and engines.

- And, we're introducing a number of new products in 2006, and we're preparing now for new machine and engine introductions in 2007 & 2008, including the next generation of ACERT engines.

Today we have a great quarter to talk about and celebrate tomorrow we have a lot of work to do because as good as the quarter was, we have plenty of room to improve our execution and we're "all about" improvement through 6 Sigma.

OK, let's move to the Q&A portion of the call. In the interest of time and fairness to others, please limit yourself to one question and one follow up.

If we could have the first question please.

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


CATERPILLAR INC.


April 24, 2006   By: */s/James B. Buda*
                                                          James B. Buda
                                                          Vice President